Exhibit 99.B(d)(3)

Amended Schedule dated June 20, 2000 to the

Investment Advisory Agreement

dated December 16, 1994 between

SEI Institutional International Trust

(formerly, SEI International Trust)

and

SEI Investments Management Corporation

(formerly, SEI Financial Management Corporation)

Pursuant to Article 4, the Trust shall pay the Adviser compensation at an annual rate of up to:

Emerging Markets Equity Fund	x.xx	%
International Equity Fund	x.xx	%
Emerging Markets Debt Fund	x.xx	%
Tax-Managed International Equity Fund	x.xx	%

SEI Institutional Investments Trust		SEI Investments Management Corporation

By:	/s/ James Ndiaye	By:	/s/ Sofia A. Rosala

Attest:	Julie Vossler	Attest:	Julie Vossler